FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS


03019391

Central Vermont Public Service Corporation
Exact name of registrant
as specified in charter

CIK0000018808
Registrant CIK Number


SEC MAIL
RECEIVED
PROCESSING
APR 0 7 2003
WASH
SECTION
184

DEF 14A FOR 3/28/03
Proxy Statement, Schedule 14A
Electronic report, schedule or
registration statement of which
the documents are a part (give
period of report

1-8222
SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 08 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rutland, State of Vermont, March 31, 2003.

Central Vermont Public Service Corporation
(Registrant)

By: Mary C. Marzec
Mary C. Marzec, Assistant Corporate Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20 _____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
CENTRAL VERMONT, EEI INDEX, S&P 500



INDEX
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0

	1997	1998	1999	2000	2001	2002
CVPS	100	72.00	80.63	100.19	144.38	165.94
EEI Index	100	113.89	92.71	137.18	125.12	106.69
S&P 500	100	128.58	155.63	141.46	124.65	97.10

Assumes $100 Invested on December 31, 1997

*Total Return Assumes Quarterly Reinvestment of Dividends